SETTLEMENT AGREEMENT

This WAIVER, RELEASE and SETTLEMENT AGREEMENT ("Agreement") is made and entered into by and between **BARRY JONES and EURO OCEANS CO.** (collectively "Euro Oceans") and **MARINE GROWTH VENTURES INC., SOPHLEX SHIP MANAGEMENT, INC., SHIP TIMESHARE MANAGEMENT, INC.,** (collectively "Defendants").

WHEREAS, Euro Oceans has instituted a lawsuit against Defendants, pending in the 319th Judicial District Court Nueces County, Texas, Case No. 08-05468-00-0-0-G (the "Action");

WHEREAS, Barry Jones is the President of Euro Oceans and its controlling shareholder;

WHEREAS, Euro Oceans and the Defendants desire to resolve amicably any and all issues raised in the Action and all other potential claims, disputes and other matters between them; and

WHEREAS, Euro Oceans and the Defendants have agreed to settle this matter in the interest of avoiding more litigation and nothing contained herein shall be construed to be an admission of liability by any party.

NOW, THEREFORE, for and in consideration of the mutual promises hereinafter expressed, it is hereby agreed by and between Euro Oceans and the Defendants as follows:

1. **Payment.** In consideration of the obligations entered into pursuant to this Agreement, the Defendants agree to pay to Euro Oceans the sum of forty thousand dollars ($40,000.00) on or before June 15, 2010. The payment must be postmarked on or before June 15, 2010. Defendants shall make payment by certified check, made payable to Gauntt, Earl & Binney, LLP, and mailed to Euro Ocean's counsel at 1400 Woodloch Forest Drive, Suite 575, The Woodlands, Texas 77380. The $40,000.00 settlement funds are for Euro Ocean's attorney's fees and costs and to reimburse Euro Oceans for the expenses it incurred working on the project.

2. **Agreed Judgment.** In consideration of the mutual promises and obligations in this Agreement and contemporaneously with the signing this Agreement, the Defendants will execute an *Agreed Judgment* in favor of Euro Oceans and against the Defendants, jointly and severally, in the amount of $80,000.00. A copy of the *Agreed Judgment* is attached to this Agreement as <u>Exhibit A</u>. Euro Oceans will file the *Agreed Judgment* with the Court but will refrain from enforcing the *Agreed Judgment* so long as the Defendants strictly comply with their obligations contained in this Agreement. If Defendants fail to comply with their obligations contained in this Agreement, then the parties agree that Euro Oceans is entitled to enforce the *Agreed Judgment* without notice to Defendants.

3. **Dismissal with Prejudice / Satisfaction of Judgment.** Upon receipt of the payment described in paragraph one (1) of this Agreement, Euro Oceans shall promptly execute and file with the Court a Satisfaction of Judgment.

Within 7 days of the execution of this Agreement, Defendants will file a Motion to Dismiss their counterclaims against Plaintiff.

1

4. **Release by Barry Jones and Euro Oceans**. Barry Jones and Euro Oceans, intending to be legally bound, and for and in consideration of the payments made and obligations undertaken pursuant to this Agreement, do for themselves, their affiliates, heirs, executors, administrators, successors and assigns hereby remise, release and forever discharge the Defendants and their subsidiaries, officers, directors, shareholders, affiliates, consultants, assigns, and all persons, corporations or other entities who might be claimed to be jointly and severally liable with them (collectively, "Released Parties"), from any and all actions and causes of action, judgments, liabilities, claims, demands, suits, damages, expenses of whatsoever kind or nature (collectively, "Released Matters"), whether heretofore or hereafter arising, for or because of any matter or things done, omitted or suffered to be done by any of the Released Parties prior to and including the date of execution hereof, in any way directly or indirectly arising out of or in any way connected to this Agreement which it or anyone claiming by, through or under it in any way might have or could claim against any Released Party.Barry Jones and Euro Oceans acknowledge that the agreements in this paragraph are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Matters. Barry Jones and Euro Oceans represent and warrant to the Released Parties that both have not transferred, assigned or otherwise conveyed any such right, title or interest in any Released Matter to any other person or entity and that the foregoing constitutes a full and complete release of all Released Matters.

5. **No Admission of Liability**. The payments described herein are not to be construed as an admission of any liability or violation of federal, state or local statute or regulation, or of any duty owed by the Defendants.

6. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, excepting only its conflict of law principles.

7. **Entire Agreement**. Euro Oceans and the Defendants agree that this Agreement shall not be subject to any claims of mistake of fact, that it expresses a full and complete settlement, regardless of the adequacy or inadequacy of the payment amount, that it is intended to avoid further dispute and litigation, that it is to be final and complete, and that it may be specifically enforced in court without further instruments or testimony.

8. **Severability**. Each provision of this Agreement is intended to be severable. If any term or provision is held to be invalid, void or unenforceable by a court of competent jurisdiction for any reason whatsoever, such ruling shall not affect the remainder of this Agreement.

9. **Fees and Costs**. Unless otherwise expressly agreed to herein, each party shall bear its own attorneys' fees and costs associated with the Action.

10. **Counterparts**. This Agreement may be executed in counterparts in order to provide each party with a fully-executed original hereof.

Signatures on following page.

Signed and executed this 5th day of April, 2010.

EURO OCEANS



By: [signature]

Printed Name and Title: Barry Jones, President

BARRY JONES



By: [signature]

Printed Name and Title: Barry Jones

Signed and executed this _____ day of ________________, 2010.

MARINE GROWTH VENTURES, INC.

By: [signature]

Printed Name and Title: PAUL SCHWABE, SECRETARY

Signed and executed this 21st day of MAY, 2010.

SOPHLEX SHIP MANAGEMENT, INC

By: [signature]

Printed Name and Title: PAUL SCHWABE, SECRETARY

Signed and executed this 21st day of MAY, 2010.

SHIP TIMESHARE MANAGEMENT, INC.

By: [signature]

Printed Name and Title: PAUL SCHWABE, SECRETARY

EXHIBIT A

CAUSE NO. 08-05468-00-0-G

EURO OCEANS, CO.	§	IN THE DISTRICT COURT
	§	
vs.	§	
	§	
MARINE GROWTH VENTURES, INC.,	§	NUECES COUNTY, TEXAS
MARINE GROWTH CANADA, LTD.,	§	
SOPHLEX SHIP MANAGEMENT,	§	
INC. and SHIP TIMESHARE	§	
MANAGEMENT, INC.	§	319th JUDICIAL DISTRICT

<u>AGREED FINAL JUDGMENT</u>

Came on to be heard the above styled and numbered cause, and it having been made known to the Court that Plaintiff EURO OCEANS CO., and Defendants MARINE GROWTH VENTURES, INC., SOPHLEX SHIP MANAGEMENT, INC., and SHIP TIMESHARE MANAGEMENT, INC., have agreed that judgment should be entered for Plaintiff EURO OCEANS CO and against Defendants MARINE GROWTH VENTURES, INC., SOPHLEX SHIP MANAGEMENT, INC., and SHIP TIMESHARE MANAGEMENT, INC., jointly and severally, and the Court having considered the pleadings and the official records of the Court, and being of the opinion that judgment should be GRANTED:

It is, accordingly, ORDERED, ADJUDGED and DECREED that Plaintiff EURO OCEANS CO., have and recover from Defendants MARINE GROWTH VENTURES, INC., SOPHLEX SHIP MANAGEMENT, INC., and SHIP TIMESHARE MANAGEMENT, INC., jointly and severally, judgment in the amount of $80,000.00, together with interest thereon from date of judgment at the rate of five percent (5%) per annum until paid, and for all costs of court in this behalf expended, for all of which let execution issue.

All relief not expressly granted is denied. This is a final judgment.

SIGNED this _____ day of _____, 2010.

_____
JUDGE PRESIDING

Agreed and Approved:

_____
John Scheef
Attorney for Defendants

GAUNTT, EARL & BINNEY, L.L.P.



By:_____
        J. Daniel Woodall
        State Bar No. 24008300
1400 Woodloch Forest Drive, Suite 575
The Woodlands, Texas 77380
Telephone: 281/367-6555
Facsimile: 281/367-3705
Attorney for Plaintiff Euro Oceans Co.

SETTLEMENT AGREEMENT

This WAIVER, RELEASE and SETTLEMENT AGREEMENT ("Agreement") is made and entered into by and between **BARRY JONES and EURO OCEANS CO.** (collectively "Euro Oceans") and **MARINE GROWTH VENTURES INC., SOPHLEX SHIP MANAGEMENT, INC., SHIP TIMESHARE MANAGEMENT, INC.,** (collectively "Defendants").

WHEREAS, Euro Oceans has instituted a lawsuit against Defendants, pending in the 319th Judicial District Court Nueces County, Texas, Case No. 08-05468-00-0-0-G (the "Action");

WHEREAS, Barry Jones is the President of Euro Oceans and its controlling shareholder;

WHEREAS, Euro Oceans and the Defendants desire to resolve amicably any and all issues raised in the Action and all other potential claims, disputes and other matters between them; and

WHEREAS, Euro Oceans and the Defendants have agreed to settle this matter in the interest of avoiding more litigation and nothing contained herein shall be construed to be an admission of liability by any party.

NOW, THEREFORE, for and in consideration of the mutual promises hereinafter expressed, it is hereby agreed by and between Euro Oceans and the Defendants as follows:

1.   Payment. In consideration of the obligations entered into pursuant to this Agreement, the Defendants agree to pay to Euro Oceans the sum of forty thousand dollars ($40,000.00) on or before June 15, 2010. The payment must be postmarked on or before June 15, 2010. Defendants shall make payment by certified check, made payable to Gauntt, Earl & Binney, LLP, and mailed to Euro Ocean's counsel at 1400 Woodloch Forest Drive, Suite 575, The Woodlands, Texas 77380. The $40,000.00 settlement funds are for Euro Ocean's attorney's fees and costs and to reimburse Euro Oceans for the expenses it incurred working on the project.

2.   Agreed Judgment. In consideration of the mutual promises and obligations in this Agreement and contemporaneously with the signing this Agreement, the Defendants will execute an *Agreed Judgment* in favor of Euro Oceans and against the Defendants, jointly and severally, in the amount of $80,000.00. A copy of the *Agreed Judgment* is attached to this Agreement as <u>Exhibit A</u>. Euro Oceans will file the *Agreed Judgment* with the Court but will refrain from enforcing the *Agreed Judgment* so long as the Defendants strictly comply with their obligations contained in this Agreement. If Defendants fail to comply with their obligations contained in this Agreement, then the parties agree that Euro Oceans is entitled to enforce the *Agreed Judgment* without notice to Defendants.

3.   Dismissal with Prejudice / Satisfaction of Judgment. Upon receipt of the payment described in paragraph one (1) of this Agreement, Euro Oceans shall promptly execute and file with the Court a Satisfaction of Judgment.

Within 7 days of the execution of this Agreement, Defendants will file a Motion to Dismiss their counterclaims against Plaintiff.

4.   Release by Barry Jones and Euro Oceans. Barry Jones and Euro Oceans, intending to be legally bound, and for and in consideration of the payments made and obligations undertaken pursuant to this Agreement, do for themselves, their affiliates, heirs, executors, administrators, successors and assigns hereby remise, release and forever discharge the Defendants and their subsidiaries, officers, directors, shareholders, affiliates, consultants, assigns, and all persons, corporations or other entities who might be claimed to be jointly and severally liable with them (collectively, "Released Parties"), from any and all actions and causes of action, judgments, liabilities, claims, demands, suits, damages, expenses of whatsoever kind or nature (collectively, "Released Matters"), whether heretofore or hereafter arising, for or because of any matter or things done, omitted or suffered to be done by any of the Released Parties prior to and including the date of execution hereof, in any way directly or indirectly arising out of or in any way connected to this Agreement which it or anyone claiming by, through or under it in any way might have or could claim against any Released Party.Barry Jones and Euro Oceans acknowledge that the agreements in this paragraph are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Matters. Barry Jones and Euro Oceans represent and warrant to the Released Parties that both have not transferred, assigned or otherwise conveyed any such right, title or interest in any Released Matter to any other person or entity and that the foregoing constitutes a full and complete release of all Released Matters.

5.   No Admission of Liability. The payments described herein are not to be construed as an admission of any liability or violation of federal, state or local statute or regulation, or of any duty owed by the Defendants.

6.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, excepting only its conflict of law principles.

7.   Entire Agreement. Euro Oceans and the Defendants agree that this Agreement shall not be subject to any claims of mistake of fact, that it expresses a full and complete settlement, regardless of the adequacy or inadequacy of the payment amount, that it is intended to avoid further dispute and litigation, that it is to be final and complete, and that it may be specifically enforced in court without further instruments or testimony.

8.   Severability. Each provision of this Agreement is intended to be severable. If any term or provision is held to be invalid, void or unenforceable by a court of competent jurisdiction for any reason whatsoever, such ruling shall not affect the remainder of this Agreement.

9.   Fees and Costs. Unless otherwise expressly agreed to herein, each party shall bear its own attorneys' fees and costs associated with the Action.

10.   Counterparts. This Agreement may be executed in counterparts in order to provide each party with a fully-executed original hereof.

Signatures on following page.

.

Signed and executed this 5th day of April, 2010.





EURO OCEANS

By: [signature]

Printed Name and Title: Barry Jones, President

BARRY JONES

By: [signature]

Printed Name and Title: Barry Jones

Signed and executed this _____ day of _________________, 2010.

MARINE GROWTH VENTURES, INC.

By:_______________________________________

Printed Name and Title: _________________________

Signed and executed this _____ day of _________________, 2010.

SOPHLEX SHIP MANAGEMENT, INC

By:_______________________________________

Printed Name and Title: _________________________

Signed and executed this _____ day of _________________, 2010.

SHIP TIMESHARE MANAGEMENT, INC.

By:_______________________________________

Printed Name and Title: _________________________

EXHIBIT A

CAUSE NO. 08-05468-00-0-G

EURO OCEANS, CO.	§	IN THE DISTRICT COURT
	§	
vs.	§	
	§	
MARINE GROWTH VENTURES, INC.,	§	NUECES COUNTY, TEXAS
MARINE GROWTH CANADA, LTD.,	§	
SOPHLEX SHIP MANAGEMENT,	§	
INC. and SHIP TIMESHARE	§	
MANAGEMENT, INC.	§	319th JUDICIAL DISTRICT

AGREED FINAL JUDGMENT

Came on to be heard the above styled and numbered cause, and it having been made known to

the Court that Plaintiff EURO OCEANS CO., and Defendants MARINE GROWTH VENTURES,

INC., SOPHLEX SHIP MANAGEMENT, INC., and SHIP TIMESHARE MANAGEMENT, INC.,

have agreed that judgment should be entered for Plaintiff EURO OCEANS CO and against Defendants

MARINE GROWTH VENTURES, INC., SOPHLEX SHIP MANAGEMENT, INC., and SHIP

TIMESHARE MANAGEMENT, INC., jointly and severally, and the Court having considered the

pleadings and the official records of the Court, and being of the opinion that judgment should be

GRANTED:

It is, accordingly, ORDERED, ADJUDGED and DECREED that Plaintiff EURO OCEANS

CO., have and recover from Defendants MARINE GROWTH VENTURES, INC., SOPHLEX SHIP

MANAGEMENT, INC., and SHIP TIMESHARE MANAGEMENT, INC., jointly and severally,

judgment in the amount of $80,000.00, together with interest thereon from date of judgment at the rate

of five percent (5%) per annum until paid, and for all costs of court in this behalf expended, for all of

which let execution issue.

All relief not expressly granted is denied. This is a final judgment.

SIGNED this_____ day of _____, 2010.

_____
JUDGE PRESIDING

Agreed and Approved:

_____
John Scheef
Attorney for Defendants

GAUNTT, EARL & BINNEY, L.L.P.



By:_____
      J. Daniel Woodall
      State Bar No. 24008300
1400 Woodloch Forest Drive, Suite 575
The Woodlands, Texas 77380
Telephone: 281/367-6555
Facsimile: 281/367-3705
Attorney for Plaintiff Euro Oceans Co.